List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 November 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 November 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 November 2010)
Announcement Company announces interim blocklisting. (03 November 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 November 2010)
Announcement Mr Menezes, a person discharging managerial responsibility (“PDMR”), informs the company of his beneficial interests. (03 November 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 November 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 November 2010)	Announcement Company announces variable rate fix. (19 November 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 November 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (22 November 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 November 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (24 November 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 November 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 November 2010)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and those persons discharging managerial responsibilities inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(10 November 2010)
Announcement Company announces total voting rights. (30 November 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 06 December 2010	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:50 01-Nov-2010
Number	01250-8640

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 811 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 993.39 pence per share.

Following this release, the Company holds 252,216,580 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,739,995.

J Nicholls

Deputy Company Secretary

1 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	10:35 03-Nov-2010
Number	01035-FD22

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3. Period of return: From 1 January 2010 to 30 June 2010

4.	Number and class of share(s) (amount	916,286
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted	0
under scheme during period:

6.	Balance under scheme not yet issued/	916,286
allotted at end of period

7.	Number and class of share(s) (amount	5,500,000 (ref 2882 1994)
of stock/debt securities) originally
	listed and the date of admission;	18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,753,946,805 (including 248,483,651 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3. Period of return: From 1 January 2010 to 30 June 2010

4.	Number and class of share(s) (amount	: 488,982
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted	0
under scheme during period:

6.	Balance under scheme not yet issued/	488,982
allotted at end of period

7.	Number and class of share(s) (amount	4,250,000
of stock/debt securities) originally
listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,753,946,805 (including 248,483,651 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo Associated Companies Share Plan

3. Period of return: From 1 January 2010 to 30 June 2010

4.	Number and class of share(s) (amount	236,297
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted	0
under scheme during period:

6.	Balance under scheme not yet issued/	236,297
allotted at end of period

7.	Number and class of share(s) (amount	10.03.03 775,000
of stock/debt securities) originally
listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,753,946,805 (including 248,483,651 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3. Period of return: From 1 January 2010 to 30 June 2010

4.	Number and class of share(s) (amount	66,459
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted	0
under scheme during period:

6.	Balance under scheme not yet issued/	66,459
allotted at end of period

7.	Number and class of share(s) (amount	10.6.92
	of stock/debt securities) originally
	listed and the date of admission;	15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,753,946,805 (including 248,483,651 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3. Period of return: From 1 January 2010 to 30 June 2010

4.	Number and class of share(s) (amount	52,982
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted	0
under scheme during period:

6.	Balance under scheme not yet issued/	52,982
allotted at end of period

7.	Number and class of share(s) (amount
	of stock/debt securities) originally	9.2.96
	listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,753,946,805 (including 248,483,651 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:42 03-Nov-2010
Number	01042-BC00

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 2 November 2010:

1. that Mr Ivan Menezes, a Person Discharging Managerial Responsibilities, had on 29 October 2010, transferred 19,962 American Depositary Shares in the Company ("ADSs")* held in his own name, to a grantor retained annuity trust ("GRAT"). Mr Menezes is the grantor and sole trustee of the GRAT, and his two children are the beneficiaries.

2. that Mr Menezes, as a participant in the Diageo Dividend Reinvestment Plan connected with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan) had received 88 ADSs in lieu of the final dividend payment on 25 October 2010. The ADSs were purchased on 25 October 2010 at a price of $75.50 per ADS.

Following the above transactions Mr Menezes' interests in the Company's Ordinary Shares of 28 101/108 pence ("Ordinary Shares") (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) is 333,544 Ordinary Shares (of which 232,823 are held in the form of ADS).

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Company Secretary

3 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:53 03-Nov-2010
Number	01452-B194

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,260 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 993.39 pence per share.

Following this release, the Company holds 252,209,320 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,747,255.

J Nicholls

Deputy Company Secretary

3 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:31 05-Nov-2010
Number	01430-AFFA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 8,857 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 993.39 pence per share.

Following this release, the Company holds 252,200,463 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,756,112.

J Nicholls

Deputy Company Secretary

5 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:14 08-Nov-2010
Number	01614-20F5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 19,176 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 993.39 pence per share.

Following this release, the Company holds 252,189,119* Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,767,456*.

J Nicholls

Deputy Company Secretary

8 November 2010

*Please note that these figures include 7,832 Ordinary Shares added back into Treasury, which were incorrectly announced as released previously.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:19 10-Nov-2010
Number	01618-83EA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,360 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 252,187,759 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,768,816.

J Nicholls

Deputy Company Secretary

10 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:21 10-Nov-2010
Number	01620-A4A6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 November 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 November 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	16

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 November 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	16

S Fletcher	16

D Gosnell	16

J Grover	16

A Morgan	16

G Williams	16

I Wright	16

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.57.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 November 2010 from Dr FB Humer, a director of the Company, that he had purchased 688 Ordinary Shares on 10 November 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.57.

3. It received notification on 10 November 2010 from Mr HT Stitzer, a director of the Company, that he had purchased 86 Ordinary Shares on 10 November 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £11.57.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	27,358

HT Stitzer	8,319

PS Walsh	663,774

Name of PDMR	Number of Ordinary Shares

N Blazquez	50,776

S Fletcher	94,946

D Gosnell	72,465

J Grover	154,426

A Morgan	150,314

G Williams	185,882 (of which 6,144 are held as ADS*)

I Wright	25,112

4. The interest of Mr I Menezes, a PDMR, in the Company's Ordinary Shares of 28 101/108 pence ("Ordinary Shares") (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) is 356,714 Ordinary Shares (of which 263,716 are held in the form of ADS). This is a correction to the figure announced on 3 November 2010.

J Nicholls

Deputy Company Secretary

10 November 2010

*1 American Depositary Share is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:19 12-Nov-2010
Number	01519-1131

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 49,358 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 252,138,401 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,820,074.

J Nicholls

Deputy Company Secretary

12 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:42 17-Nov-2010
Number	01541-2594

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,619 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 252,130,782 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,827,693.

J Nicholls

Deputy Company Secretary

17 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:27 19-Nov-2010
Number	01426-4772

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 59,532 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 252,071,250 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,898,412.

J Nicholls

Deputy Company Secretary

19 November 2010

Company	Diageo PLC
TIDM	83JA
Headline	FRN Variable Rate Fix
Released	15:01 19-Nov-2010
Number	1119005672

LONDON—(BUSINESS WIRE)—

Re:	Diageo Plc

EUR 750000000

MATURING: 22-May-2012

ISIN: XS0301967757

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 22-Nov-2010 TO 22-Feb-2011 HAS BEEN FIXED AT 1.281000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 22-Feb-2011 WILL AMOUNT TO:
EUR 163.68 PER EUR 50000 DENOMINATION

Diageo Plc

Source: Diageo Plc

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:47 22-Nov-2010
Number	01447-297B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,121 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 252,067,129 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,902,533.

J Nicholls

Deputy Company Secretary

22 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:05 24-Nov-2010
Number	01604-40D3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 110,960 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,956,169 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,013,493.

J Nicholls

Deputy Company Secretary

24 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:59 26-Nov-2010
Number	01457-10ED

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 23,564 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,932,605 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,042,157.

J Nicholls

Deputy Company Secretary

26 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:08 30-Nov-2010
Number	01607-6EF7

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,974,762 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 251,932,605 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,502,042,157 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 November 2010